

May 5, 2014

Via E-mail
David Levin
Chief Executive Officer
McGraw-Hill Global Education Holdings, LLC
2 Penn Plaza
New York, NY 10121

> **Re: McGraw-Hill Global Education Holdings, LLC**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed April 18, 2014**
> **File No. 333-193697**

Dear Mr. Levin:

We have received your response to our letter dated February 27, 2014 and have the following additional comments.

Net Income Reconciliation to EBITDA, Adjusted EBITDA and Post-Plate Adjusted Cash EBITDA, page 67

1. We note that you present 2013 amounts, including Post-Plate Adjusted Cash EBITDA, based on the combined results for the predecessor and successor, as shown in the table on pages 63 and 70. As noted in our previous comment 20, it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Therefore, since you present pro forma results for 2013 on page 61, please use those pro forma results in your computation of non-GAAP financial measures for 2013.

2. It appears from footnote (l) that your calculation of Pro Forma Post-Plate Adjusted Cash EBITDA reflects management's expectation of the impact of cost savings attributable to initiatives implemented and those you believe can be implemented in the next twelve months. Please note that pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination are not appropriate and should be eliminated from the calculation. Forecasts or projections may be the most appropriate way to depict the effect of such actions. If you choose to present forecasts or projections depicting anticipated cost savings, please refer to Item 10(b) of Regulation S-K for guidance.

Overall Operating Results, page 69

3. We note the table on page 70 presents 2013 operating results for the predecessor and successor periods, and also combines these two periods to show a full 12 months for 2013. As noted in our previous comment 20, it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It is unclear from your current presentation how you addressed our previous comment 20. Further, we note your discussion of operating results does not refer to the combined periods. As such, please remove the column combining the predecessor and successor periods in 2013. Similar presentations throughout your filing, such as the table on page 63, should also be revised.

4. You have based much of your comparative discussion on amounts excluding purchase accounting, and have presented figures calculated in this manner within your narrative. While a discussion of the impact purchase accounting had on GAAP figures may be appropriate, the presentation of figures excluding the effect of such impact is not appropriate. Please revise your narrative.

Report of Independent Registered Public Accounting Firm, page F-1

5. Please revise the opinion paragraph to refer to the periods presented in your financial statements, as detailed in the first paragraph.

Notes to the Combined Consolidated Financial Statements

Note 20. Subsequent Events, page F-47

6. Please revise the disclosure related to your acquisition of the remaining 80% interest in Area 9 to indicate the value of the non-cash portions of the consideration paid as well as the aggregate purchase price.

Exhibit Index

7. We note your response to our prior comment 24. Please explain to us why the Shareholder Agreement of Georgia Holdings and Transition Services Agreements are not material agreements that require filing pursuant to Item 601(b)(10) of Regulation S-K. In particular, please provide a sufficiently detailed analysis explaining why these are not material agreements and why they are not material to an understanding of your current business.

Signatures, page S-12

8. Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of Principal Executive Officer, the majority of the board of directors, and either Principal Financial Officer or Controller.

You may contact Amy Geddes at (202) 551- 3304 or David Humphrey at (202) 551- 3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP